UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549


     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT

OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

 Commission File Number   333-155318


           CANNLABS, Inc
(Exact name of registrant as specified in its charter)


  519 N. SAM HOUSTON PKWY SUITE 470, HOUSTON TEXAS 77061 832-891-2035 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        CLASS A COMMON STOCK
(Title of each class of securities covered by this Form)

              NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)

relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i
Rule 12h-3(b)(1)(ii)
Rule 15d-6  X
Rule 15d-22(b)

Approximate number of holders of record as of

the certification or notice date:  37

Pursuant to the requirements of the Securities Exchange Act

of 1934 CANNLABS, Inc

has caused this certification/notice to be signed on its

behalf by the undersigned duly authorized person.

Date: August 20th, 2019     By:  /s/ Michael Singleton

Instruction: This form is required by

Rules 12g-4, 12h-3, 15d-6 and 15d-22 of

General Rules and Regulations under the Securities Exchange Act of 1934.





 SEC 2069 (08-11)

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contained in this form are not required

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